SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Insulet Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45784P101

(CUSIP Number)

 October 13, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45784P101	SCHEDULE 13G

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,818,805
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,818,805
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,805
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.26%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45784P101	SCHEDULE 13G

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 129,785
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 129,785
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,785
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.45%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 45784P101	SCHEDULE 13G

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,689,020
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,689,020
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,020
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a).	Name of Issuer:

Insulet Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

9 Oak Park Drive
Bedford, Massachusetts 01730

Item 2(a).	Name of Person Filing:

Samuel D. Isaly
OrbiMed Advisors LLC
OrbiMed Capital GP II LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
767 Third Avenue, 30th Floor
New York, New York 10017

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45784P101

Item 3.    OrbiMed Advisors LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).  Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: See Item 9 of each coversheet for each reporting person

	(b)	Percent of Class: See Item 11 of each coversheet for each reporting person

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	See Item 5 of each coversheet for each reporting person

(ii)	shared power to vote or to direct the vote	See Item 6 of each coversheet for each reporting person

(iii)	sole power to dispose or to direct the disposition of	See Item 7 of each coversheet for each reporting person

(iv)	shared power to dispose or to direct the disposition of	See Item 8 of each coversheet for each reporting person

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Reporting persons are holding 6.26% (0.45% in the case of OrbiMed Advisors LLC and 5.82% in the case of OrbiMed Capital GP II LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities.  No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

OrbiMed Advisors LLC and OrbiMed Capital GP II LLC hold shares on behalf of Caduceus Private Investments II, LP (1,228,915 shares), Caduceus Private Investments II (QP), LP (460,105  shares), and UBS Juniper Crossover Fund, LLC (129,785 shares).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008

SAMUEL D. ISALY

By:	/s/ Samuel D. Isaly
Samuel D. Isaly

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED CAPITAL GP II LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated October 30, 2008, (the “Schedule 13G”), with respect to the Common Stock, $.001 par value per share, of Insulet Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th  day of October, 2008.

SAMUEL D. ISALY

By:	/s/ Samuel D. Isaly
Samuel D. Isaly

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED CAPITAL GP II LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

STATEMENT OF CONTROL PERSON

The Statement on this Schedule 13G dated October 30, 2008 with respect to the Common Stock, $.001 par value per share, of Insulet Corp. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC.

OrbiMed Advisors LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), as an investment advisor (IA).

OrbiMed Capital GP II LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k).